

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

July 8, 2009

Mr. Borivoje Vukadinovic
Chief Executive Officer and Chief Financial Officer
Retrospettiva, Inc.
112 West 9th Street, Suite 518
Los Angeles, CA 90015

Re: Retrospettiva, Inc.
        Form 10-K for Fiscal Year Ended December 31, 2008
        Filed April 15, 2009
        File No. 001-13101

Dear Mr. Vukadinovic:

        We issued comments to you on the above captioned filings on May 8, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by July 21, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

        If you do not respond to the outstanding comments by July 21, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or Ryan Milne, Accounting Branch Chief, at (202) 551-3688 if you have any questions.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services